Pax World Management LLC

October 9, 2012

Laura Hatch
Staff Accountant
US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Pax World Funds Series Trust I
    File No.: 811-02064

Dear Ms. Hatch,

Pursuant to our conversation of September 14, 2012 regarding the December 31, 2011 NCSR filings for Pax World Funds Series Trust I, please note the following:

ESG Managers Asset Allocation Portfolios Annual Report

In response to your comment regarding the balance sheet items Due to Investment Adviser and the Accrued Expense line Investment Advisory Fees, these represent two different types of liabilities payable to the Investment Adviser. The Investment Advisory Fees amount is simply advisory fees accrued for the month of December, which were paid in January. The Due to Investment Adviser amount represents fund expenses below the Funds expense caps that were paid by the Adviser on behalf of the Funds and were due to be reimbursed to the Adviser as of yearend.

In response to your comment regarding the difference between net expenses reported in the Financial Highlights section of the Annual Report vs the net expenses in the fee table of the Prospectus, the difference is caused by a portion of Acquired Fund Fees and Expenses (AFFE) which is contractually waived and voluntary waivers. The Adviser has agreed contractually to waive the advisory fee portion of AFFE related to investments in affiliated funds (other than affiliated ETFs). In 2011, however, the Adviser waived the entire AFFE related to all affiliated investments. In addition, the Adviser voluntarily waived s portion of the advisory fee related to seed investments in the Portfolios. For example, expenses for the ESG Managers Moderate Portfolio, Class A shares are capped at 124 bps. Total AFFE for the year came to 18 bps (11 bps resulting from affiliated fund investments), of which 7 bps were contractually waived and 4 bps were voluntarily waived. The Adviser voluntarily waived an additional 12 bps related to seed investments. The net expense reported in the Financial Highlights of the Annual Report included all waived amounts, resulting in a net expense ratio of 101 bps (124 bps expense cap minus 11 bps AFFE waiver minus 12 bps seed waiver = 101 bps net). The fee table in the Prospectus reflects only the contractual portion of the waived fees, resulting in a net expense ratio of 135 bps (124 bps cap + 18 bps AFFE minus 7 bps contractually waived = 135 bps).

In response to your comment regarding the footnote to the fee table which notes the additional voluntary waiver not included in the fee table above, we understand that voluntary waivers should not be noted within or below the fee table and this footnote will be removed from future filings.


Pax World Mutual Funds Annual Report

In response to your comment regarding the fact that non-cash securities lending collateral is not included in the balance sheet of the Pax Funds, the reason is that the Funds did not have control over such securities. Four of the Pax Funds participated in securities lending during 2011. Reinvestment vehicles for cash collateral are appropriately accounted for in the Funds balance sheet as both an asset and liability, as well as reflected in the schedules of investments. Non-cash collateral is represented by securities pledged by the borrowers, for which the Fund does not obtain control over such assets and therefore, are not included in the financial statements as a holding and liability of the Fund, but rather are only disclosed in the notes to the financial statements.

Thank you for your review of these filings. If there are any other questions or issues, please feel free to contact me at 603-501-7305, or John Boese, CCO, at 603-501-7303.

Sincerely,

/s/ Alicia DuBois
Alicia DuBois
Treasurer & CFO